VioSolar Inc.,

(formerly Sprout Development Inc.)

8, Alimou Avenue, 3rd Floor
17455 Alimos, Athens, Greece

Telephone: 011 306 93 275 6720

NEWS RELEASE

USA OTC Bulletin Board – Symbol “VIOSF”

At the Annual and Special Meeting of Shareholders of the Company held on June 21, 2007 the shareholders authorized a change of name from Sprout Development Inc. to VioSolar Inc. (the “Company”).

The Company is pleased to announce that as of market opening on July 10, 2007, NASDAQ approved and processed the name change from Sprout Development Inc to VioSolar Inc. and issued the new trading symbol “VIOSF”.

On behalf of the Board of Directors,

/s/ Rick Walchuk

Director